Sierra Wireless & Numerex August 22, 2017 Filed by Sierra Wireless, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Numerex Corp. Commission File No.: 000-22920

Cautionary Note Regarding Forward-Looking Statements Certain statements and information in this presentation are not based on historical facts and constitute forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”) including statements and information relating to our Q3’17 business outlook and beyond, as well as our plans and expectations related to our acquisition of Numerex. Forward-looking statements are provided to help you understand our views of our short and longer term plans, expectations, and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We do not intend to update or revise our forward-looking statements unless we are required to do so by securities laws. Forward-looking statements: typically include words and phrases about the future, such as: “outlook”, “will”, “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”; are not promises or guarantees of future performance. They represent our current views and may change significantly; are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect: our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance; our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times; expected cost of goods sold; expected component supply constraints; our ability to win new business; expected deployment of next generation networks by wireless network operators; our operations not be adversely disrupted by component shortages or other development, operating or regulatory risks; and expected tax rates and foreign exchange rates. are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail. These risk factors and others are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada: competition from new or established cloud and connectivity service providers or from those with greater resources; disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures; the loss of any of our significant customers; cyber-attacks or other breaches of our information technology security; difficult or uncertain global economic conditions; our financial results being subject to fluctuation; our ability to attract or retain key personnel; risks related to infringement on intellectual property rights of others; our ability to obtain necessary rights to use software or components supplied by third parties; our ability to enforce our intellectual property rights; our ability to respond to changing technology, industry standards and customer requirements; our reliance on single source suppliers for certain components used in our products; failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects or other quality issues; our dependence on a limited number of third party manufacturers; unanticipated costs associated with litigation or settlements; our dependence on wireless network carriers to offer and promote acceptable wireless service programs; risks related to contractual disputes with counterparties; risks related to governmental regulation; risks related to the transmission, use and disclosure of user data and personal information; and risks inherent in foreign jurisdictions. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. Use of Non-GAAP Financial Measures This presentation contains references to certain non-GAAP financial measures and should be viewed in conjunction with our press release dated Aug. 2 2017, which contains further information regarding our use of non-GAAP financial measures, including a reconciliation of such information to our GAAP results

LEGAL DISCLAIMER No Offer or Solicitation This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This presentation may be deemed to be solicitation material in respect of the proposed acquisition of Numerex by Sierra Wireless. In connection with the proposed merger, Sierra Wireless intends to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4, which will include a proxy statement of Numerex that also constitutes a prospectus of Sierra Wireless. After the registration statement is declared effective, Numerex will mail the proxy statement/prospectus to its shareholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND RELATED MATTERS. Additional Information about the Merger and Where to Find It Investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Sierra Wireless and Numerex with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Sierra Wireless with the SEC will also be available free of charge on Sierra Wireless’ website at www.sierrawireless.com or by contacting Sierra Wireless’ Investor Relations Department by telephone at (604) 231-1137 or by e-mail to investor@sierrawireless.com. Copies of the documents filed by Numerex with the SEC are available free of charge on Numerex’s website at investor.numerex.com or by contacting Numerex’s Investor Relations Department by telephone 770-615-1410 or by e-mail to kgayron@numerex.com.   Participants in Solicitation Relating to the Merger This presentation is not a solicitation of proxies in connection with the proposed merger of Sierra Wireless and Numerex. However, Numerex and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Numerex’s shareholders in respect of the proposed merger. Information regarding Numerex’s directors and executive officers can be found in Numerex’s Form 10-K/A filed with the SEC on May 1, 2017, as well as its other filings with the SEC. Additional information regarding the interests of such potential participants, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed merger if and when they become available. These documents are available free of charge on the SEC’s website and from Numerex using the sources indicated above.

Sierra Wireless Internet of Things Pure Play devices shipped founded in #1 130+ 130m 1993 Innovator in device-to-cloud solutions essential IP in Cat M1 edge intelligence open systems $652m customers in countries IoT Leader * Source: ABI Research June 2016, IHS Research July 2016 LTM revenue in cellular modules and gateways*

Opportunity for IoT device-to-cloud -Expansion in value chain -Market growth Sierra Wireless Addressable Market ($USD) $30B $3B Cloud + Connectivity Services Cellular modules + GNSS Short range (BL, WiFi, ZgB) Gateways + Routers 2021 2015

Market Position: Leader in device-to-cloud solutions for the IoT EDGE DEVICES CLOUD PLATFORM CONNECTIVITY SERVICES Embedded solutions Networking solutions Smart SIM Connectivity management Application enablement Device management connected devices and machines Fully integrated solution for IoT applications Vertical applications Big data and enterprise integration

Device-to-cloud customers IoT Vision: Offer a premium subscription water purification service with predictive maintenance Solution: Device-to-cloud IoT solution that delivers 24/7 connected purification system IoT Vision: Expand smart grid monitoring capability to deploy solutions with multiple carriers around the globe Solution: Complete cellular IoT solution from cellular devices and connectivity to IoT platform IoT Vision: Deploy a tailored fleet solution that optimizes employees’ mobility Solution: Fully integrated with Embedded solution, AirVantage Cloud platform, and Sierra Wireless connectivity services Predictive maintenance Grid analytics Reinventing fleet

Well positioned in key IoT market segments Automotive, Fleets, Transit, User-based Insurance, Public Safety Home Security, Home Automation, Patient Monitoring Payment, Mobile Computing, Networking, Retail, Surveillance Smart Meters, Smart Grid, Industrial Machines, Public Infrastructure Automotive & Transport Residential & Healthcare Enterprise Energy & Industrial

Global operations Team size: 1,239 Sierra Wireless operates worldwide serving global OEMs and enterprises Vancouver, Canada Corporate Headquarters Melbourne Tokyo London Munich = R&D, Marketing, Sales, Operations = Manufacturing = Sales and Support Beijing Hong Kong Flex & USI (Shanghai) Toulouse & Sofia Paris Johannesburg Bangalore Taipei Jabil (Brazil) Seoul Karlskrona San Diego Jabil (Vietnam) Atlanta Shenzhen

July 2017 – 1,239 Full Time Employees By Business Unit By Functional Group By Geography

Sierra Wireless – Executive Management Team



Jason Cohenour
President & CEO

Business Units

Dan Schieler
SVP & GM OEM



Marc Overton
SVP & GM CC BU



Jason Krause
SVP & GM ES BU



Centralized Functions

Dave McLennan
CFO



Philippe Guillemette
CTO



Rene Link
CMO & Strat



Pierre Teyssier
SVP Purchasing



Bill Dodson
SVP Operations



Roy MacLean
VP Quality



Stefan Hockley
VP HR



Private and Confidential

Three business segments

OEM Solutions	Enterprise Solutions	Cloud & Connectivity Services
LTM revenue: **$ 541M**	LTM revenue: **$ 83M**	LTM revenue: **$ 28M**


WP Series
EM Series
HL Series
MC Series
BC127
BC188

AirPrime® embedded modules provide 2G, 3G, 4G, LPWA, WiFi, Bluetooth & GNSS connectivity



AirLink® intelligent gateways, routers and management services for secure connectivity

AirVantage IoT Platform


SIERRA
WIRELESS

AirVantage® IoT Platform, Sierra Smart SIM technology & Managed Connectivity Services

12

SIERRA WIRELESS

OEM Solutions Air interface innovator Scalability & form factor Intelligent edge leader Open source Linux-based framework Open hardware for rapid prototyping Bluetooth and WiFi modules GNSS modules Open Platform Leader Recent technology acquisitions Q2’17: Revenue of $144.5m, up 9% yr over yr Announced industry’s first dual mode Cat-M1/NB1 device with 2G fallback Strong design win activity in quarter Devices with pre-integrated connectivity are shipping

Volkswagen selects Sierra Wireless to connect next-gen vehicles AirPrime® AR Series with Legato® delivers high-speed cellular connectivity for Car-Net platform: In-vehicle internet-based services Remote vehicle access Roadside assistance Diagnostics and maintenance

Enterprise Solutions Mobile Low power connectivity for fixed assets & infrastructure Secure 4G LTE primary and failover connectivity Secure, intelligent gateways & routers with telematics Industrial Distributed Enterprise Q2’17: Revenue of $21.7m, up 31% year over year Strong revenue from Fleet telematics gateways Expanded channel with new distribution agreement New wins in Transit, Public Safety, and Security

Cloud & Connectivity Services Smart SIM connectivity Multi-operator connectivity for superior QoS, CoS and global coverage Connectivity management Application enablement Device management Q2’17: Revenue of $7.3m, up 4% yoy (up 8.4% in constant currency) Announced Marc Overton as SVP/GM to lead the business Strong design win activity in signage, payment and telematics Announced AirVantage support for Google Cloud IoT Core IoT Cloud platform

Q2 2017 – Non-GAAP operating results $144.5 $21.7 $132.6 $16.6 $7.0 OEM Enterprise C&C $156.2 $173.5 Quarterly Revenue (USD millions) Adjusted EBITDA(1) (USD millions) Earnings per share(2) (USD) $12.1 $14.8 Adjusted EBITDA as defined equates to net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related expense, restructuring expense, integration expense, impairment, certain other non-recurring expenses or recoveries, amortization, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, interest and income tax. Non-GAAP financial measures exclude the impact of: stock-based compensation expense and related social taxes, acquisition-related expense, acquisition amortization, impairment, integration expense, restructuring expense, certain other non-recurring expenses or recoveries, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts and certain tax adjustments. . $0.20 $0.30 Q2’16 Q2’17 Q2’16 Q2’17 Q2’16 Q2’17 $7.3

Longer Term Outlook

Revenue Growth (Street est. 2017-18) 334 682 442 398 2012 2014 2015 2013 Cloud & Connectivity Enterprise OEM Annual revenue ($USM) 549 608 616 2016 2011 Street Consensus Est. 10.7% yoy growth 2017e 2018e 9.8% yoy growth 748

Profitability Trend (Street est. 2017-18) 2012 2014 2015 2013 0.2% 5.2% 4.1% 1.1% Annual Non-GAAP EBIT ($USM) 4.9% 5.3% 5 23 32 30 36 2016 2017e 2018e Street Consensus Est. 44 5.9%

Sierra Wireless - Target Business Model Assumptions: Organic Growth plus acquired revenue of ~$125 million Target Model (non-GAAP): Gross margin > 35% EBIT margin > 10% Adjusted EBITDA > 12% Private and Confidential Non-GAAP financial measures exclude the impact of: stock-based compensation expense and related social taxes, acquisition-related expense, acquisition amortization, impairment, integration expense, restructuring expense, certain other non-recurring expenses or recoveries, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts and certain tax adjustments. .

Acquisition of Numerex

Sierra Wireless to acquire Numerex Transaction: Sierra Wireless and Numerex signed merger agreement on Aug 2 Sierra is offering 0.18 common shares for each Numerex share Subject to Numerex shareholder approval and regulatory approval Numerex’s Board unanimously recommends shareholders vote in favor If offer is approved, transaction is expected to close in January 2018

Strategic Rationale Numerex has diversified base of recurring services revenue Bolsters market position Scales services revenue Expands sales capacity Established U.S. market position, solutions and customer base Transaction adds significant scale to Sierra’s recurring IoT services revenue Experienced sales team; will double services sales force Nearly triples base of high margin recurring revenue Enhances business model Overall Acceleration of IoT Device-to-Cloud Strategy

Leader in device-to-cloud solutions for the IoT Fully integrated solution for IoT applications Intelligent edge devices Cloud platform services Managed Connectivity services Embedded solutions Networking solutions Smart SIM Connectivity management Application enablement Device management connected devices and machines Vertical applications Big data and enterprise integration

Strong Fit with Sierra’s IoT Services Business (based on Q1’17 data) Combined Total Revenue (Q1’17 annualized) $647m $66m $713m Services Rev. (Q1’17 annualized) $28m $54m $82m Services GM (Q1’17 actual) 43.8% 59.4% 54.0% Plan to combine Numerex with Cloud & Connectivity Services Combination provides strong business & technology platform to drive global IoT services Expect acquisition to be accretive to adjusted EPS approx. 12 months after close

We Look Forward To Welcoming You to The Team! Marc Overton SVP & GM Cloud & Connectivity Business

Welcome to the Cloud and Connectivity Business Arrived just over a month ago and am absolutely loving it I know and respect what Numerex has achieved and where it has come from – grandfather of IoT Have worked a lot in Atlanta (with AT&T, KORE and First Data) and see it as a great hub for the US market Have both Telco and IoT experience at scale: Built and ran the wholesale and IoT business of Orange UK and then EE (T-Mobile and Orange UK merger) Been on enterprise side of IoT with First Data launching Clover (Cloud based connected POS devices) Launched Jasper into Europe with EE and ran their global operator business before taking over the Cisco IoT new products GTM I absolutely appreciate and am passionate about investing in the US as the largest and most valuable IoT market Really excited about the vertical solutions – adding value beyond pure connectivity We have a huge opportunity to build a new powerhouse in the US IoT market and to lead a global IoT business that offers truly global solutions that are unique and will win in the market

What happens next Currently conducting a strategic review of the CCBU business and what it takes to significantly scale Integration team to be established in September using local Numerex/ Sierra Wireless and external talent – tasked before January close to: Develop the overall integration program plan Set integration milestones and resource plan/ budget for post closing implementation Deliver the Target Operating Model for post closing implementation Develop the vertical solutions strategic plan Drive operational performance – revenue, GM, profitability, gross adds, churn I will be back in Atlanta on 13/14 September and will be regularly back until close Until closing, both sides will operate independently and will be charged with managing their own businesses and operational performance

Start with Sierra https://www.sierrawireless.com/company/careers/ https://www.youtube.com/watch?v=HArvSS5SYZo

Conclusion Numerex is a key strategic acquisition for SWIR. We believe in this business and are absolutely committed to it We need your expertise and skills to grow our US and global IoT business We are planning to combine and grow our 2 operations, utilizing our collective strengths. Integration team will be established No plans for re-organization or restructuring at this time We are keen to minimize uncertainty and disruption between now and close in January 2018 Global Sales Conference at the end of January 2018 will welcome Numerex into Sierra Wireless We are keen to understand what you need to hear from SWIR to get comfortable about the future

Q&A